

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2020

Dave Girouard
Chief Executive Officer
Upstart Holdings, Inc.
2950 S. Delaware Street, Suite 300
San Mateo, CA 94403

Re: Upstart Holdings, Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted September 28, 2020
CIK No. 0001647639

Dear Mr. Girouard:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 27, 2020 letter.

Amendment No 3 to Draft Registration Statement on Form S-1

General

1. Please refer to the first graphic following the prospectus cover page.
   - Regarding the cells of training data number, please provide context for what you believe this number means. For example, we note on page 6 you state it helps your model to deliver more accurate predictions.
   - Regarding the conversion rate, which we note is a key operating metric, please add a footnote that defines the metric. In this regard, we note the definition on page 97. In addition, please tell us what consideration you have given to adding to the graphic your two other key operating metrics, number of loans transacted and number of loans fully automated, and whether you believe that would enhance the balance of the

presentation.
- Regarding the reduction in loss rates, given that this percentage is based on an internal study that was both limited in scope and based on hypothetical rates, please either tell us why you believe it is appropriate to include it in the graphic or remove it from the graphic.

2020 Upstart Founders' Letter
Artificial intelligence is the fix, page ii

2. Please balance your disclosure in the 2020 Upstart Founders' Letter. For example, on page ii, balance your disclosure regarding the "long-term reductions in acquisition cost and improvements to [y]our unit economics" by disclosing your net loss for your most recently completed fiscal year. On page iii, balance your disclosure in the second paragraph to disclose the impact that COVID-19 has had on your business, including decreased origination volumes on your platform, increased loss expectations for new and existing originations and a temporary reduction in the availability of loan funding, and disclose that your AI models have not been tested at all during a down-cycle economy or recession without significant levels of government assistance. In this regard we note your disclosure on pages 21, 27 and 28. In the last paragraph on page iii, please balance your disclosure by stating, if true, that, for the fiscal year ended December 31, 2019, Cross River Bank originated 89% of the loans facilitated on your platform.

Prospectus Summary
Increasing Recognition of Regulators, page 5

3. Please update your prospectus summary to disclose that you are currently working with the CFPB to continue to operate under its no-action letter policies, which have changed since your no-action letter was issued. In this regard, we note your risk factor disclosure on pages 63 and 64. In addition, please identify the state attorney general from which you received an inquiry regarding your role in facilitating the origination of loans for education purposes, and, in an appropriate section of your prospectus, please provide more details regarding the inquiry and, if known, the potential outcomes of the inquiry.

You may contact Ben Phippen at 202-551-3697 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance